Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

February 10, 2007

Indian Equity Market Video Script

Hello, my name is Phil Suttle.* I’m here today to share some insights on the Indian equity market.

This market has been one of the best performers in recent quarters. For US-based retail investors, the new iPathSM MSCI India IndexSM ETN offers an opportunity to participate in this exciting story. In thinking about this investment opportunity, we think that investors should be asking themselves three sets of questions:

1)	Did I miss the boat: Hasn’t the Indian market now become too expensive?

2)	What about currency risk?

3)	What are some of the other risks associated with investing in India?

First question, did I miss the boat? Isn’t the Indian market now overvalued?

We believe that investors should look at the Indian market with a long-term fundamental, not short-term speculative, perspective. Earnings drive long-term equity valuations and the Indian market is no exception to this rule. The dramatic acceleration in the growth rate of the Indian economy in the 21st century has been the key factor behind the stellar performance of the equity market, and we would expect this strong growth potential to persist for the foreseeable future.

Recent data show real GDP to have risen 9.2% in the year to Q3 2006, up from 8.2% in 2005 and 7.3% in 2004. While we wouldn’t want to extrapolate that acceleration into the future, we think real GDP growth will average about 8% over the next 5 years. We’d expect inflation to average about 5% over this same period, implying aggregate income growth across the economy of about 13%. This sets the baseline for profits growth.

In recent years, there has actually been a slightly faster rate of growth in profits than overall incomes in the economy, and we see no reason for this to change in the current business environment. So a sensible estimate for profits growth appears to be about 15%. Such rapid profits growth is supporting what is currently a relatively high market multiple.

Historically, the market trades at a P/E of about 16. Currently, the P/E is about 23. We would not want to rule out the market multiple trading consistently higher than its long-run average. But our most likely scenario is that we’ll see the market’s multiple move back down steadily as aggregate share price appreciation lags behind strong earnings growth: share price appreciation of 7 1/2% per annum over the next 5 years would take the aggregate market multiple back down to its long-run average of 16.

*	Former Head of Emerging Markets Research, Barclays Capital

Second question, what about currency risk? After all, I’m buying exposure to the Indian market in rupee terms.

Some of the biggest losses suffered by investors in emerging markets over the past decade have come because of currency collapses, so any prudent investor will want to be mindful of currency risk. It seems to us that there are a number of factors supporting the rupee against the dollar; and a number of factors pushing it down.

Overall, we think of these influences as broadly offsetting, and thus do not see currency issues as a major risk. On the negative side for the rupee: India has a higher inflation rate than the US, and has a high and rising trade deficit. On the positive side: India has strong service sector earnings growth, which helps to offset the trade deficit, and capital flows into the country have been so strong in recent years that the authorities have needed to buy huge amounts of dollars to stop the rupee appreciating. Indian foreign exchange reserves are now up to $170 billion, which provides a very substantial cushion.

Third, what are some of the other risks to investing in India?

When you buy into India, you are buying into an emerging market, and these markets are inherently more risky than markets in high-income economies. Three risks should be highlighted at the current time.

First, inflation is becoming more of an issue. I mentioned that we believe that inflation over the next 5 years will be about 5%. Currently, however, it is 6% and rising, and the Reserve Bank of India is, consequently, in tightening mode.

Second, there is the more general risk of swings in global liquidity. India has benefited from the Fed going on hold and Japanese interest rates remaining very low. If either of these factors were reversed in the months ahead, this could hit both India and emerging markets more generally.

Finally, the Indian government runs a high budget deficit, and this could add to upward pressure on real interest rates across the economy, especially as India becomes more integrated into global markets.

Now Barclays has introduced the iPathSM MSCI India IndexSM Exchange Traded Note which tracks the MSCI India Total Return IndexSM. If you would like more information on this ETN, please review the resources on iPathETN.com. You’ll find product information, fact sheets, prospectus and the Basics of India. Thank you.

End

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. Common stock prices, especially those in an emerging market such as India, may change unpredictably, affecting the value of the index components and, consequently, the value of your Securities in unforeseeable ways. An investment in securities linked to an index of emerging market equity securities involves many risks, including economic, social, political, financial and military conditions; changes in currency exchange rates; the inflationary environment in the emerging market;

regulation by the national, provincial, and local governments of the emerging market, including the imposition of taxes; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. The securities of emerging market companies may be more volatile than U.S. companies and may be affected by market developments in different ways than U.S. companies. Subject to requirements described in the prospectus, the Securities may be redeemed weekly to the Issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that if so treated an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs. The foregoing paragraph is not intended to serve as a complete description of the tax treatment of the iPath ETNs. For a more complete description, please see the description of the US federal income tax treatment of iPath ETNs in Barclays Bank PLC’s public filings.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Salts: 4158-iP-0307